Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Sudbury — Inco and Falconbridge
Production Rates
Inco — 2005 Mill
•	96,673 tonnes nickel-in-concentrate

•	117,618 tonnes copper-in-concentrate

•	3,259 tonnes cobalt-in-concentrate
Falconbridge — 2005 Mill
•	19,708 tonnes nickel-in-concentrate

•	23,367 tonnes copper-in-concentrate

•	354 tonnes cobalt-in-concentrate
Reserves
(as of December 31, 2005)
Inco
•	Proven: 69.3 million tonnes grading 1.22% nickel and 1.32% copper

•	Probable: 93.7 million tonnes grading 1.22% nickel and 1.31% copper
Falconbridge
•	Proven: 3.2 million tonnes grading 1.26% nickel and 1.78% copper

•	Probable: 4.9 million tonnes grading 1.13% nickel and 1.27% copper
Resources
(as of December 31, 2005)
Inco
•	Measured: 11.3 million tonnes grading 1.19% nickel and 1.07% copper

•	Indicated: 35.6 million tonnes grading 1.40% nickel and 1.14% copper

•	Inferred: 47.7 million tonnes grading 1.78% nickel and 1.94% copper
Falconbridge
•	Measured: 3.3 million tonnes grading 1.85% nickel and 0.61% copper

•	Indicated: 17.2 million tonnes grading 2.38% nickel and 1.09% copper

•	Inferred: 29.0 million tonnes grading 1.80% nickel and 2.60% copper
Sudbury — A Century of Mining
Inco and Falconbridge have been mining nickel-copper ores in the Sudbury area of northern Ontario since 1902 and 1929, respectively. Today, Inco’s Sudbury operations consist of six underground mines, one mill, one smelter and one refinery, employing approximately 6,400 people. Falconbridge operations consist of three underground mines, a mill and a smelter, employing approximately 1,500 people.
These facilities are spread throughout the 60-kilometre-long, oval-shaped geological formation known as the Sudbury Basin. Nickel and copper are the primary metals produced, but cobalt and precious metals such as platinum and palladium are also recovered.
Sudbury Geology
The nickel-copper ore deposits in Sudbury are associated with a large body of igneous rock known as the Sudbury Igneous Complex (SIC). The SIC has an elliptical shape with the major axis striking northeast for a distance of 60 kilometres and the minor axis approximately 27 kilometres long. The widely held belief is that the SIC is the product of a meteorite impact.
The mineralization in the deposits consists of zones of massive, inclusion-bearing massive, stringer and disseminated sulphides associated with brecciated host rocks located in footwall troughs or embayments around the outer, lower edge of the SIC. The minerals pyrrhotite, pentlandite, chalcopyrite and pyrite are the major sulphides in the Sudbury ores. Magnetite is a common oxide mineral. Pentlandite is the main nickel-bearing sulphide with a nickel content of 33 to 35 weight percent. It also contains an average of 1 weight percent cobalt. Chalcopyrite is the main copper-bearing sulphide with a copper content of about 33 weight percent.

Sudbury Mines
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Three mining zones — shaft 3,400 feet

•	Uses post pillar cut and fill in the main and west orebodies

•	Uses narrow vein drift and fill in the 153 orebody

•	Currently developing new footwall copper orebody 170

•	Employs approximately 460 people
History
1892 — Discovered by Thomas Baycroft
1942 — Purchased by Inco
1970 — Coleman began production
1982 — Production suspended
1989 — Production reactivated
1996 — McCreedy East mine accessed via an underground ramp from Coleman shaft
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Five mining zones — shaft 4,200 feet

•	Slot and slash is current primary mining method

•	Vertical retreat mining method used in the 100 orebody

•	Uppers retreat mining occurs in the 138 orebody

•	Orebodies open to depth

•	Employs approximately 270 people
History
1884 — First ore discovered by Thomas Frood
1886 — Mine opened by Canadian Copper Co.
1963 — #2 shaft sunk to access high grade 138 orebody
1978 — Production suspended
1984 — Production reactivated
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Six mining zones — shaft 4,250 feet

•	Uppers retreat mining used in 80% of mining

•	Uses mechanized cut and fill, uppers retreat mining and slot and slash method in remaining 20%

•	Orebodies open to depth

•	Employs approximately 304 people
History
1885 — Evans orebody discovered by F.J. Eyre
1889 — Evans pits worked to a depth of 250 feet
1940-1960 — Surface diamond drilling ore discovered north of the 800 orebody
1970 — Production began
2004 — 880 orebody breakthrough to North mine established
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Seven mining zones — shaft 7,137 feet

•	Ramp extended to 7,810 feet

•	Predominant mining method is slot and slash with mechanized cut and fill used in the 3,000 complex

•	Orebody open to depth

•	Employs approximately 373 people
History
1856 — First discovered by A.P. Salter
1886 — Rediscovered by H. Ranger
1901 — First ore produced from open pit
1925 — Inco purchased property
1928-1935 — Series of shaft sinking reached 5,400 level
1969 — #9 shaft sunk to 7,137 feet
2006 — Ramp currently down to 7,810 level

Sudbury Mines
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Six mining zones — two shafts with deepest to 4,075 level

•	Frood and Stobie use primarily sub-level cave method of mining with vertical retreat method used mostly below 2,400 level and some uppers retreat method in pillar recovery

•	Employs approximately 451 people
History
1883 — Ore discovered by CPR construction crew
1884 — Orebody staked by Thomas Frood
1911 — Shaft sinking began at Frood mine
1938 — Open pit mining began at Frood mine
1941 — Open pit mining began at Stobie mine
1965 — #9 shaft sunk to service Frood and Stobie
2000 — Frood and Stobie merged
Key Facts
•	100% ownership (Inco)

•	Produces copper, nickel and precious metals

•	Three mining zones — shaft to 4,250 level

•	Uses slot slash and uppers retreat methods of mining

•	Employs approximately 197 people
History
1891 — Discovered by John Cryderman
1908 — First production from #1 shaft
1929 — Inco acquired property from Mond Nickel
1937 — Mine reopened at 1,200 TPD
1986 — Underground portion temporarily suspended
1994 — Reopened
2005 — Ramp completed to 5,100 level
Key Facts
•	100% ownership (Falconbridge)

•	Produces nickel and copper

•	Falconbridge’s largest operating mine in Sudbury

•	Seven mining zones — shaft 4,921 feet

•	Uses open stope mining, plus cut and fill methods

•	Employs approximately 300 people
History
1950 — Discovered east of Falconbridge’s Onaping mine
1958 — Onaping mine began production
1985 — Craig production began via Onaping shaft
1992 — Production continued via Craig shaft
1997 — Craig and Onaping amalgamated
1999 — Onaping included as part of Craig mine
Key Facts
•	100% ownership (Falconbridge)

•	Produces copper, nickel and precious metals

•	Six mining zones

•	Shaft depth: production shaft 5,000 feet; service shaft 5,000 feet

•	Uses open stope mining, plus cut and fill methods

•	Employs approximately 405 people
History
1929 — Falconbridge acquired the claims
1951 — Surface drilling began at nearby Strathcona
1956 — Surface drilling began at Fraser mine
1968 — Strathcona began ore production
1983 — Fraser mine began ore production
1999 — Link between Fraser and Strathcona completed
2000 — Fraser and Strathcona merged
Key Facts
•	100% ownership (Falconbridge)

•	Produces copper, nickel and precious metals

•	Three mining zones — shaft 5,374 feet

•	Uses open stope mining, plus cut and fill methods

•	Located adjacent to Inco’s undeveloped Blezard property

•	Employs approximately 165 people
History
1885 — Stobie outcrop discovered
1935 — Falconbridge acquired claims
1941-1956 — Drilling occurred
1969-1974 — Drilling occurred
1971 — Preliminary mine development began; halted for economic reasons
1989 — Shaft sinking began
1991 — Production began

Sudbury Processing Facilities
Key Facts
•	100% ownership (Inco)

•	Built in 1971

•	Receives ore from six different mines by rail (Stobie, Creighton, Coleman) and truck (North, South, Garson)

•	Currently produces one bulk copper-nickel concentrate for the Copper Cliff smelter

•	New copper circuit planned to start producing copper concentrate (150,000 tonnes/year) in late 2006

•	Current capacity of 33,500 tonnes/day peak for annual capacity of 9.5 million tonnes per year

•	SAG mill processes approximately 19,000 tonnes/day with conventional crushing circuit and two parallel rod mills at 14,500 tonnes/day (with five parallel ball mills) to give 56% -200 mesh

•	Revert circuit designed to feed crushed material (slag, bricks, ore) to dedicated rod mill

•	Employs approximately 184 people at Clarabelle plus 40 people in tailings and water treatment plants
Key Facts
•	100% ownership (Inco)

•	Processing facilities include a bulk (nickel and copper) smelter circuit, a matte processing plant, a copper smelter as well as a sulphuric acid plant, liquid SO2 plant and two oxygen plants

•	Smelts nickel-copper concentrate primarily from Inco’s Sudbury and Voisey’s Bay operations

•	Processes third-party mineral concentrates and other third-party recycled feed materials

•	Bulk smelter uses two Inco flash furnaces to smelt mineral concentrates with high purity oxygen to produce a matte product; the matte is further purified in converters, cast, cooled, crushed and milled to separate the nickel and copper; most of the nickel product is roasted and copper product is further processed to anode copper

•	Smelter complex produces nickel oxides and metallics (platinum-group metals containing product) that are sent to the Inco refineries for further refining, Sinter 75 (a 75% nickel oxide) that is sold, and copper anodes that are refined at Falconbridge’s CCR copper refinery in Montreal

•	Production capacity is 600 million pounds per year of copper and nickel in various products annually

•	An Inco smelter has operated at Copper Cliff since 1930, the flash furnaces and acid plant since 1993

•	Employs approximately 685 people
2005 Smelter Production Rates
•	97,500 tonnes nickel in products shipped to refineries or markets

•	100,200 tonnes net copper to refineries

•	1,340 tonnes cobalt in products shipped to refineries

Sudbury Processing Facilities
Key Facts
•	100% ownership (Inco)

•	Copper Cliff Nickel refinery began operation in 1972

•	Processes nickel oxide and nickel sulphides from the Copper Cliff smelter; also processes nickel containing residues from the Clydach Nickel refinery as well as purchased nickel/cobalt/platinum-group metal feeds; materials are melted in two top-blown rotary converters and granulated

•	Inco Pressure Carbonyl (IPC) plant extracts nickel from the granules into a gaseous nickel carbonyl phase; three reactors at operating pressures of 1,000 psi and extraction efficiency of approximately 97.5%

•	Decomposition of nickel carbonyl by heating to produce nickel pellets, discs, chips and powders at 99.99% purity

•	Residues containing the Ontario operation’s cobalt and platinum-group metals are processed in the Electrowinning Department where copper is removed (plated to cathodes) and impurities are treated

•	Employs approximately 305 people
2005 Copper Cliff Nickel Refinery Production Rates
•	56,534 tonnes nickel pellet and powder

•	8,188 tonnes copper cathode

•	Port Colborne refinery began operation in the early 1900s

•	Processes nickel/cobalt carbonate from electrowinning to produce cobalt rounds; nickel carbonate is returned to the Copper Cliff smelter

•	Upgrades platinum-group metal residues from electrowinning to produce a cake for the Acton refinery; lead carbonate is sold to the Falconbridge Brunswick smelter

•	Performs shearing/packaging services for Thompson nickel cathode and Copper Cliff Nickel refinery nickel pellet/discs

•	Employees approximately 190 people
2005 Port Colborne Refinery Production Rates
•	1,225 tonnes cobalt

•	596,100 troy ounces platinum-group metals and gold
Key Facts
•	100% ownership (Falconbridge)

•	Produces two concentrate streams: nickel-copper concentrate that goes to Falconbridge’s Sudbury smelter, and a copper concentrate that goes to the Kidd Metallurgical Division in Timmins

•	Built in 1968

•	Capacity of approximately 3 million tonnes per year

•	Crushing plant — 2-stage crushing to half inch size

•	Nickel and copper ores are blended before milling

•	Milling at 370 tonnes per hour in two parallel roll mill/ball mill circuits (55% -200 mesh)

•	Employs approximately 92 people
Key Facts
•	100% ownership (Falconbridge)

•	Processing facilities include a smelter and a sulphuric acid plant

•	Smelts nickel-copper concentrates from Sudbury and Raglan mines

•	Processes custom feed materials

•	Smelter’s electric furnace converts the mineral concentrate into a high-grade matte containing nickel, copper, cobalt and platinum group metals

•	Capable of producing 130,000 tonnes of nickel-copper matte annually

•	Smelted and granulated matte is sent by rail to Québec City, then shipped overseas to the Nikkelverk refinery in Norway for refining into pure metals

•	Originally built in 1928 and has been expanded and upgraded since

•	Employs approximately 270 people
2005 Smelter Production Rates
•	63,093 tonnes nickel-in-matte

•	20,798 tonnes copper-in-matte

•	2,423 tonnes cobalt-in-matte

Sudbury Growth Projects
Sudbury Growth Projects
After more than a century of mining in the area, the Sudbury Basin continues to provide promising growth prospects for the future. Both Inco and Falconbridge continue to identify and advance projects that will ensure the next generation of mining activity in Sudbury.
Key Facts
•	100% ownership (Falconbridge)

•	Discovered in 2001, Nickel Rim South promises to be one of the lowest cost mines in the history of Falconbridge’s Sudbury operations

•	Scheduled to commence production in 2009, with a minimum 12-year mine life

•	Located immediately adjacent to Inco’s Victor property and nine kilometres north of Falconbridge’s Sudbury smelter

•	High grade mineral resource located between 3,600 foot and 5,900 foot depth

•	High-grade 13.4 million tonne inferred resource grading 1.8% nickel, 3.3% copper, 0.04% cobalt, 1.8 g/t platinum, 2.0 g/t palladium and 0.8 g/t gold

•	A five-year deposit definition program began in the first quarter of 2004

•	Capital investment to bring the mine into production is estimated to be US$524 million

•	Decision to proceed with feasibility study for full mine development to be made after underground exploration program is completed in 2008

•	Outstanding health and safety record; reaching one million working hours without a lost-time injury in August 2005

•	Comprehensive Environmental Management System provides for responsible stewardship of the site and surrounding environment
Project Timeline
•	September 2003 — Began shaft pilot hole drilling

•	March 2004 — Began site preparation

•	February 2005 — Began ventilation shaft sinking

•	April 2005 — Began main shaft sinking

•	June 2005 — Surface plant completed

•	February 2007e — Begin underground lateral development

•	January 2008e — Begin underground diamond drilling

•	November 2008e — Complete deposit definition

•	December 2009e — Complete project
Key Facts
•	100% ownership (Inco)

•	Initial discovery in 1944 of the near surface 725 zone; 720 and 740 zones discovered in 1955

•	Intermittent surface and underground exploration programs from 1950s-early 1990s identified significant mineralization; follow up exploration drilling from 1995-2000 intersected mineralization to 5,600 level

•	Additional exploration drilling in 2005/2006 to support prefeasibility level of study

•	Located adjacent to existing Copper Cliff South mine

•	Indicated/inferred resources of 11.4 million tonnes grading 1.72% nickel, 1.41% copper, 0.04% cobalt, 1.42 g/t platinum, 1.86 g/t palladium and 0.52 g/t gold

•	Scoping level study is ongoing based on results from recent exploration program

Sudbury Growth Projects
Key Facts
•	100% ownership (Inco)

•	Three-compartment timbered shaft currently sunk to 4,100 feet; exploration drifts driven on 650, 1,250 and 1,850 levels; little infrastructure underground; development work suspended in 1972

•	Mineable reserve of 7.8 million tonnes grading 1.46% nickel, 2.03% copper, 0.04% cobalt, 1.97 g/t platinum, 2.08 g/t palladium and 0.75 g/t gold

•	Indicated/inferred resources of 1.46 million tonnes grading 0.89% nickel, 1.68% copper, 0.02% cobalt, 1.41 g/t platinum, 1.49 g/t palladium and 0.53 g/t gold

•	Currently preparing project feasibility study
Key Facts
•	100% ownership (Inco)

•	Located adjacent and north of Nickel Rim South

•	In 1974, surface exploration drilling discovered the Victor Main contact mineralization between the 5,000 feet and 5,500 feet levels

•	The 1989 exploration, utilizing borehole UTEM technology, resulted in the discovery of the Victor deep footwall mineralization at the 8,000 feet level

•	From 1995-1998 completed advanced underground exploration program (shaft sinking, drifting and exploration diamond drilling)

•	Current indicated contact resource is 7.6 million tonnes grading 1.67% nickel, 0.34% copper and 0.3 g/tonne PGE-Au.

•	The inferred contact resource is 6.3 million tonnes grading 1.5% nickel, 0.4% copper and 0.3 g/tonne PGE-Au with an additional 6.16 million tonnes of inferred footwall resource grading 1.9% nickel, 6.2% copper and 6.7 g/tonne platinum-group elements-gold

•	Significant exploration potential for the discovery of high-grade footwall, copper precious metal orebodies and expansion of the contact orebodies and high-grade copper-nickel areas within them; high-grade copper precious metal zones have been identified at depth and Falconbridge has discovered copper precious metals zones at its Nickel Rim South project; it is believed that additional exploration will discover additional footwall mineralization
Key Facts
•	100% ownership (Falconbridge)

•	Orebody located two kilometres from Fraser mine

•	Subject of exploration programs since 1995

•	Currently hosts four zones of mineralization within a 2.5 kilometre strike length; resources as of December 31, 2005 totaled 3.3 million tonnes of measured resources grading 1.85% nickel and 0.61% copper, 1.55 million tonnes of indicated resources grading 1.69% nickel and 0.46% copper, and 2.4 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper

•	Pre-feasibility study is awaiting the results of a continuing underground exploration drifting and drilling program
Key Facts
•	100% ownership (Falconbridge)

•	Orebody located below former Onaping mine, accessible via Craig mine infrastructure

•	Indicated resources of 14.6 million tonnes grading 2.52% nickel and 1.15% copper, and an additional 1.2 million tonnes of inferred resources grading 3.6% nickel and 1.2% copper

•	Falconbridge continues research on enabling technologies to mine safely at greater depths
Key Facts
•	100% ownership (Inco)

•	Located adjacent to Falconbridge’s Thayer-Lindsley mine (shown left)

•	Contains copper, nickel and precious metals

•	Two mineralized zones, no shaft on property

•	Mineralization continues on to Falconbridge property at depth (approximately 2,000 level)

Important Legal Information
This communication is being made in respect of Inco Limited’s proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco’s offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge’s investor relations department.
Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.